SICHENZIA ROSS FRIEDMAN FERENCE LLP
ATTORNEYS AT LAW

May 20, 2008

VIA EDGAR AND FACSIMILE

Mr. Russell Mancuso
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:  NewCardio, Inc.
Registration Statement on Form S-1
Amendment No. 1
Filed April 15, 2008
File No. 333- 149166

Dear Mr. Mancuso:

On behalf of NewCardio, Inc. (the “Company”), the following are the Company’s responses to the corresponding numbered comments in the April 30, 2008 letter from the Securities and Exchange Commission (the “Commission”).  The Company has filed on the EDGAR system an amended registration statement on Form S-1, entitled Form S-1/A (No. 2) (the “Amended Form S-1/A (No. 2)”) to conform the Amended Form S-1/A (No. 2) to the Commission’s comments in its above-referenced letter.

Prospectus

1.
Please revise your document so that your financial statements appear within the body of the prospectus, that is, before the Signatures page and before the information that Form S-1 requires in “Part II — Information Not Required in Prospectus.”

Response

The Company has made the revision to the Amended Form S-1/A (No.2) so that the financial statements appear within the body of the prospectus.

2.
Please avoid reliance on defined terms like those in parenthesis and quotation marks. If the terms are clear from the context, then the definitions are not necessary.  If the terms are not clear, then please revise for clarity.

Securities and Exchange Commission
May 20, 2008

Response
The Company has revised the prospectus to eliminate most defined terms located in parenthesis and in quotation marks.

Prospectus Cover

3.
Refer to the last sentence of the first paragraph. If none of the offered shares underlie warrants, please tell us how the proceeds from the warrants are proceeds of the offering as you disclose in the last sentence of the first paragraph.

Response

The Company has revised the cover of the prospectus to remove the reference to the warrants, as they are not being registered.

Cautionary Note, page 1

4.	The statutory safe harbor you cite in this section is not applicable to issuers of penny stock. Please do not invoke inapplicable safe harbors here or elsewhere in your document like on page 28.

Response

The Company has removed the reference to the safe harbors provision in the Cautionary Note and the Management’s Discussion and Analysis.

5.
The prospectus summary should immediately follow a one-page prospectus cover. Although we do not object to the placement of your table of contents, please relocate other disclosure that currently appears before your summary to a more appropriate location of the prospectus.

Response

The Company has removed the Cautionary Note that previously appears before the summary so that it now follows the Risk Factors.

6.	Please tell us the authority on which you rely to update your prospectus only through April 11, 2008 as you disclose.

Response

The Company has removed the paragraph in the Cautionary Note Regarding Forward-Looking Statements that updates the prospectus until a certain date.

Securities and Exchange Commission
May 20, 2008

Prospectus Summary, page 1

7.
You indicate, in the last sentence of the penultimate paragraph in this section that, if you do not generate cash flow from the exercise of the J Warrants, you may not have sufficient cash to fund your operations. Please reconcile this statement with the third sentence in this paragraph where you disclose that you believe you have sufficient cash to fund your operations until 2009.

Response

The Company has revised the Prospectus Summary to resolve the apparent discrepancy within this section regarding the sufficiency of cash to fund operations into 2009.

The Offering, page 2

8.	Please reconcile the third sentence in this section with exhibit 4.1, which indicates that dividends are also payable on January 1.

Response

The Company has deleted this section.

Total shares of common. page2

9.	Please reconcile your disclosure regarding the number of shares held by non-affiliates with the information in your beneficial ownership table on page 35.

Response

The number of total shares of common stock outstanding has been revised.  Consequently, the Company has revised the beneficial ownership table as well to correspond with this figure.  Below is a table regarding the total number of issued and outstanding shares.

As of May 14, 2008	Total per Beneficial Ownership Table	Less: Options per table footnotes	Less: Warrants per table footnotes	Outstanding shares
Total outstanding:				20,372,823

Officers and directors:
Branislav Vajdic	8,507,801	1,195,974	2,000	7,309,827
Robert Blair	640,090	39,784	135,500	464,806
All other officers and directors (4)	115,414	115,414	0	0
Totals	9,263,305	1,315,172	137,500	7,774,633

Shares held by non-affiliates				12,598,190

Securities and Exchange Commission
May 20, 2008

Risk Factors, page 3

Our products are highly regulated, page 3

10.
If true, please state clearly and directly that you have not yet submitted to the FDA any required applications for its clearance or acceptance of your products. Otherwise, in an appropriate section of your document, please clarify the status of your FDA applications, including the date of submission, status and material hurdles remaining.

Response

The Company has clarified that it has not yet submitted any of its products to the FDA in the corresponding risk factor.

You may experience dilution, page 7

11.
We reissue comment 8, in part. Please disclose the possible lack of shareholder authorization in connection with the issuance of additional common and preferred stock, as well as the dilution in voting power.

Response

The Company has revised its risk factor, labeled “You may experience dilution…” to clarify the risk of dilution investors.

Our common stock, page 7

12.	We note that the first sentence of this risk factor does not clarify whether your stock is a penny stock. We therefore reissue comment 11.

Response

The Company has revised the risk factor, “Our common stock is a ‘Penny Stock’” to clarify that it falls under the definition of a penny stock under the Exchange Act.

No protection under the Act, page 8

13.	Regarding the disclosure added in response to prior comment 6:

•
Refer to the last sentence. Please clarify whether you intend to file an Exchange Act registration statement. If you intend to file on or before the effectiveness of this registration statement, please tell us why the risk is material to investors in this offering.

Securities and Exchange Commission
May 20, 2008

•	Please also clarify the last sentence to explain what you mean by your disclosure that an obligation would not be “available” to your stockholders.

•
Please tell us why you intend to wait until the effectiveness of this registration statement to file your Exchange Act registration statement. If you believe that you are not eligible to use Form 8-A until the effectiveness of this registration statement, please provide us your analysis supporting this belief; particularly given the Section 15(d) reporting obligations created by your recent Form S-8 filing; see General Instruction A(a) to Form 8-A.

•	Refer to the second sentence. Please provide us your analysis supporting your conclusion that your status under Regulation S affects the Exchange Act obligations cited in the risk factor.

•
If you do not register a class of securities under the Exchange Act, the automatic reporting suspension under 15(d) would apply if you reach the applicable threshold. Please revise your disclosure to the contrary, and explain the implications of the automatic suspension, including reduced public information regarding your company.

•
Please clarify what you mean that you “would not be required to file proxy information by which we can take action by majority vote pursuant to the proxy rules.” As written, your disclosure implies that shareholders would not be permitted to vote, rather than the fact that shareholders would vote without the disclosure and procedural protections of the proxy rules.

•	Please revise the risk factor caption to remove any implication that no provisions of the Exchange Act apply to you. See for example section 10(b) of the Exchange Act.

Response

The Company has revised the risk factor, “No protection under the Exchange Act” in its entirety such that it conforms with the issues raised in the comment above.

Broker- dealer requirements. Page 8

14.	We reissue comment 12, as the second sentence in this risk factor continues to imply incorporation by reference.

Response

The Company has removed the sentence urging the investors to obtain and read disclosure regarding penny stock, so that it does not incorporate by reference.

There are state securities law restrictions on resale of the securities, page 8

Securities and Exchange Commission
May 20, 2008

15.
We note the risk factor added in response to prior comment 42. Please revise to identify clearly and directly which states will restrict the ability of investors to freely resell the securities that they purchase from the selling stockholders.

Response

The Company has revised the risk factor, “There are state securities law restrictions on resale of the securities” to “Risks Due to Resale Restrictions Imposed by State “Blue Sky Laws””.

Failure to Achieve and Maintain, page 8

16.	We note your response to prior comment 1; however, the first sentence of this risk factor contains outdated information. We also note:

•	your outdated reference to “Q1 2008” on page 22, and
•	your December 27 disclosure under “Employees” on page 27 which, according to you disclosure on page 29, is not current.

Please ensure that your disclosure is accurate.

Response

The Company has revised the risk factor, Failure to Achieve and Maintain Internal Controls with Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 so that it is up-to-date with the current filings.  The Company has also corrected both the Marketing and Sales Section and the Employees section to properly reflect the accuracy of steps taken by the Company and the number of its full-time employees.

Lawsuits and legal proceedings, page 9

17.	Please clarify why this risk is specific to your company, industry or offering.

Response

The Company has removed this risk factor, as it is not specific to the Company, industry or offering.

Selling Stockholders, page 9.

18.	Given your response to prior comment 43, we are unable to agree that the transaction is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Therefore you should:

•	file a registration statement for the “resale” offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 4l5(a)(1)(x);
•	register the transaction on a form that you are eligible to register a primary offering;

Securities and Exchange Commission
May 20, 2008

•	identify the selling shareholders as underwriters in the registration statement; and
•	include the fixed price at which the underwriters will sell the securities for the duration of the offering.

Response

Rule 415(a)(1)(i) provides that securities may be registered for a continuous offering provided that  the securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”  In the Staff’s Manual of Publicly Available Telephone Interpretations, Securities Act Section 415, no. 29 (July 1997), the Staff sets forth the conditions under which a secondary offering may be deemed an indirect primary offering in essence.  The Company believes that the points discussed in the Staff’s interpretation support the Company’s position that this registration is not an indirect primary offering based on the following facts and for the reasons set forth herein:

•	Neither the Company nor a parent or subsidiary of the Company is selling securities in this offering.

The circumstances under which the investors received the securities:

•
The investors acquired the securities from the issuer in a private placement pursuant to a securities purchase agreement. Further, such a transaction was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 of the Commission thereunder.  This private placement constituted the primary offering by the Company.

•
The Company does not believe that the proposed offering is one the Staff had in mind when it invoked Rule 415 to express its objection to so-called PIPE transactions by micro-cap companies, when those transactions are found to be abusive.  The Company is filing this registration statement in connection with a financing following a reverse merger transaction and typically, investors that purchase a public company’s securities either simultaneously or within a short period after a reverse merger have difficulty causing their securities to be registered because of the very small public float as a proportion of the total number of issued and outstanding shares of the public company following the reverse merger.  The Staff has expressed that unusual fact patterns such as reverse merger situations merit special consideration when deciding issues arising under Rule 415.  Such reverse merger situations have been reviewed and approved by the Staff in the case of the following:

•
Solar Thin Films, Inc. – On June 14, 2006, Solar Thin Films registered up to 26,224,500 shares which includes (i) up to 8,562,500 shares issuable upon conversion of convertible notes, (ii) 12,625,000 shares issuable upon the exercise of warrants, and (iii) 5,037,000 shares of common stock then-outstanding subsequent to a reverse merger.  This constituted 42.1% of Solar Thin Films’ outstanding shares.

Securities and Exchange Commission
May 20, 2008

Consideration should be given to how long the selling shareholders have held the shares

•
The investors made an investment in the Company and they hold the risk of ownership.  They have already held the risk of ownership for their own accounts for almost five months, and even after the registration is declared effective, they will continue to bear the risk of ownership thereafter.

•
The Series A Preferred Stock has a fixed conversion price of $0.95 per share.  While the Series A Preferred Stock is subject to ratchet down provisions for both price and number of underlying common shares, the ratchet can only be triggered by the Company’s issuance of equity or equity equivalents at a price below the fixed price stated in the Certificate of Designations of Preferences, Rights and Limitations of Series A 10% Convertible Preferred Stock (the “Certificate of Designations”) in the Company’s Current Report on Form 8-K, as filed with the SEC on December 12, 2007, as amended by the Amended Certificate of Designation filed by the Company on Form S-1/A on April 15, 2008.  The ratchet thus operates independent of fluctuations in the market price of the Company’s common stock and is not indexed to that market price.  Absent a trigger event, which is in the control of the Company, the investors have not had and do not currently have the right or ability to implement or claim the benefit of the ratchet provisions.  As a result, the number of securities issuable upon conversion of the Series A Preferred Stock is fixed.  This is not a death spiral security.  The investors, not the Company, bear the risk of a decline in the stock price.

Their relationship to the issuer

•
None of the investors are affiliates of the Company.  Under the terms of the Series A Preferred Stock, none of the Investors can own more than 4.9% of the outstanding common stock, computed in accordance with the beneficial ownership rules of Section 13(d) of the Securities Exchange Act of 1934, as amended.  This provision may be waived by the Investors upon 61-day prior notice.  It is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934.  The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l Invs., Ltd., 263 F.3d 10 (2d Cir. 2001).  Within that Brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added).  Although the Company’s concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable.  Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3.  See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) ¶90,534 (U.S.D.Ct S.D.N.Y 1999).

None of the Investors has any control relationship with the Company through board representation, voting rights or otherwise.  As a result, none of the Investors has any ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and they have no special access to material non-public information concerning the Company.

Securities and Exchange Commission
May 20, 2008

Whether the sellers are in the business of underwriting securities

As stated above, the investors made an investment in the Company and they hold the risk of ownership. They have held the risk of ownership for their own account for almost five months now, and even after the registration is declared effective, they will continue to bear the risk of ownership thereafter.  Furthermore, the registration of the shares of common stock underlying the Series A Preferred Stock was a condition subsequent to funding, not a condition precedent.  As a result, the investors bear the risk that the Company would fail or be unable to register the securities.

Moreover, the sale by the investors of their shares is not analogous to an offering by the Company.  In an offering by the issuer, other than pursuant to a firm commitment offering, the issuer does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering has been deposited into an escrow account and have cleared.  Each investor made a cash investment, and the Company has received the proceeds from the sale of securities to the investors.

The investors have a contractual right to have the Company register the common stock underlying their securities, but the Company received the proceeds from the sale of the securities almost five months ago. The rights under a registration rights agreement cannot be equated with the actual registration of the common stock.  It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

Thus, the selling stockholders should not be deemed to be in the business of underwriting the Company’s securities.

As stated in the Prospectus, the Company has 20,372,823 shares of common stock outstanding as of May 14, 2008. Of these shares, 12,598,190 shares are held by individuals or entities other than our affiliates, the investors whose shares are being registered under this registration statement, the affiliates of such investors, or any person with whom any such investor has a contractual relationship regarding any of the transactions under which securities were issued to such investors. Hereinafter, this number is referred to as the “Float”.  In the Company’s previous filing, it sought to register 8,631,579 shares of common stock, which consisted of approximately 69% of the shares the Float as of April 15, 2008.  With respect to the facts regarding the Company and the investors, the Company has reduced the number of shares that it intends to register to 50% of the current Float.  As a result, the shares being registered that are underlying the convertible securities for the financing, with respect to the Float, are as follows:

Description of Financing	Number of Shares underlying Convertible Securities	Percentage of the Revised Float
December 27, 2007 private placement	6,299,096	50%

Based on the above analysis and facts, the Company respectfully submits that a reasonable person cannot conclude that the investors are acting as a conduit for the Company.  The investors do not hold a significant block of the Company’s voting securities and these investments were made with the clear understanding that the Investor may not be able to dispose of the Company’s securities, even if the Registration Statement is declared effective.  In summary, the Company believes that the cumulative impact of the above discussed items presents ameliorating qualitative circumstances sufficient to mitigate the strict application of quantitative criteria in the determination of whether, under Rule 415, the Registration Statement constitutes a primary or secondary offering of the Company’s common stock.

Securities and Exchange Commission
May 20, 2008

19.
We note your disclosure on page 28 that trading in your common stock commenced on January 4, 2008. Therefore, please clarify how you determined the December 27, 2007 market price in your response to prior comments 45, 46, and 47. Also, tell us how the $0.7125 per share that you use as the December 27, 2007 market price reflected the reverse acquisition that occurred on December 27 and the fact that your shares appear to have been traded at approximately $1.30 six business days later.

Response

On December 27, 2007 the 5% bridge debt holders converted approximately $173,000 of principal and interest into 242,000 shares of NewCardio common stock independently at an agreed-to market price of $0.7125 per share price and this represented a market value.  None of these investors were insiders of NewCardio. The 10% Preferred Stock was then sold at a conversion price of $0.95 per common share, plus warrants.  On January 4, 2008 the stock opened at $1.20 per share and closed at $1.30 per share with a volume of only 6,600 shares.

The December 27, 2007 Private Placement, page 10

20.	Please clarify what you mean by a “buy-in right.”

Response

The Company has removed the reference to a “buy-in right” and has replaced the term with its actual meaning.

21.	Please replace jargon like “full ratchet” and VWAP with clear disclosure.

Response

The Company has removed any references to jargon such as “full ratchet” and VWAP and has replaced them with the actual meanings.

22.
We reissue prior comment 5. You continue to describe a registration of shares rather than the relevant transaction that will be the subject of your registration. For example, we note the disclosure in the third paragraph on page 12.

Response

The Company has made a number of changes in the S-1/A (No. 2) to make it clear that the registration statement pertains to the transaction under which the selling stockholders will be selling shares.

Securities and Exchange Commission
May 20, 2008

23.
Please reconcile the “10% dividend” column in the table on page 12, which totals $640,000 and therefore represents 10% of $6,400,000 in preferred stock, with your statement on page 2 that you sold 8,200 shares of preferred for $8,200,000.

Response

The Company has revised the “10% dividend” column to reflect that $820,000 is the correct figure.  The disclosure for Platinum – Montaur Life Sciences, LLC has been revised and is as follows:

	Due diligence fees	10% dividend per year	Liquidated damages
Platinum – Montaur Life Sciences, LLC	$ 10,000	$ 200,000	$ 400,000

24.
Please clarify what you mean by “non-cash value of warrants” in the table at the bottom of page 12. From your revised disclosure, investors should be able to determine why it is appropriate to add that amount into gross proceeds.

Response

In the accounting entry for debt acquisition costs there are amounts that are not related to cash, specifically the Black Shoals value of the fee warrants.  The Company has revised the table to incorporate “non-cash value of warrants” into the debt acquisition costs and restates the disclosure as follows:

Gross proceeds	$ 8,200,000
Debt acquisition costs, cash	$ (958,000)
Net cash proceeds	$ 7,242,000
Less: dividends payable in first
year following the sale (1)	$ (820,000)
Net in the first year	$ 6,422,000

25.	Please clarify how you derived the $2,133,000 figure that you disclose at the bottom of page 13.

Response

The Company has included a footnote to explain how it derived the $2,133,000 figure.

Securities and Exchange Commission
May 20, 2008

26.	Please clarify what you mean by “Selling shareholder from before” at the bottom of page 14.

Response

The Company has revised the language at the bottom of page 14 to clarify its intent to refer to Harborview Master Fund LP.

Cardiac Safety Market, page 18

27.
We note your response to prior comment 20; your response does not fully address your obligations when you elect to refer to internet sites, including the filing obligations. Therefore, we reissue the comment.

Response

The Company has revised the statements following the reference to the internet site to state that the uniform resource locator (URL) should not and is not to be considered part of the prospectus.

28.	We note your disclosure in response to prior comment 23. Please file Dr. Temple’s consent as an exhibit to your registration statement. Also disclose the date of the cited statement. See rule 436.

Response

The Company has deleted any and all references to Dr. Temple.

CardioBip, page 20

29.	We reissue comment 24, in part. Please disclose whether you will need to manufacture hardware in connection with CardioBip.

Response

We have revised the description of CardioBip to disclose our manufacturing plans.

30.	Please clarify what you mean by “prototype stage.” For example, do you have a working sample that performs all of the functions that you disclose?

Response

The Company has clarified its meaning of “prototype stage,” in its description of CardioBip.

Securities and Exchange Commission
May 20, 2008

Clinical Studies, page 21

31.	Please clarify what you mean by “external” studies. Where these studies conducted by independent experts? If so, please file the consents required by Rule 436.

Response

The Company has revised its disclosure regarding the clinical studies for QTinno™, VisualECG™ and CardioBip™ to its intentions with regards to these three products.

32.	Please clarify why the disclosed, completed studies are insufficient to support an application for FDA clearance of your product.

Response

We have clarified our regulatory pathway.  We intend to meet with FDA representatives and present the trial studies to them. Our plans are based on our own experience as well as that of our scientific advisory board. Unlike medical devices that have clinical application and fall under a 510(k) clearance process, the process for a research tool is not well defined, and as a result we are focusing not only on expected FDA requirements but what we believe will be necessary to gain clinical research industry acceptance. While we do not believe that a 510(k) clearance for QTinno™ is required at this time, we plan to seek guidance at our meetings with the FDA regarding the timing for 510(k) clearance, as we believe that there are clinical applications for QTinno™ as a diagnostic tool that will require a 510(k) clearance and it may be efficient to file for 510(k) clearance as part of this initial product development timeline.

33.
Please clarify whether the products can be submitted for FDA approval if the studies disclosed are completed with favorable results. If not, please disclose why the planned studies will be insufficient and what additional steps will be required.

Response

The Company expects that the planned studies it has in place, if satisfied with the results, will be sufficient to approach the FDA before the end of 2008 and file for 510(k) clearance (QTinno™). A typical 510(k) clearance process is 90 days. The Company has also disclosed its objectives in order to validate the products with the FDA.

The Company expects that the planned studies it has in place, if satisfied with the results, will be sufficient to file for FDA 510(k) clearance (VisualECG™) during 2009.

QTinno — Planned External Studies, page 21

34.	Please clarify the status of the study that is underway. Disclose when it began and when it is scheduled to be completed.

Response

The Company is no longer discussing individual studies.  Please see the revised Product Development Plan for QTinno.

Securities and Exchange Commission
May 20, 2008

Intellectual Property, page 24

35.
Please disclose why you cannot assure that your assignment agreements are valid and enforceable as you mention in the third paragraph. Also, file material agreements as exhibits to your registration statement.

Response

The Company has clarified the intent of this paragraph and has expanded the section to include additional disclosure regarding the effects of patent law and trade secrets with regard to the Company.

Government Regulation, page 25

36.
In the third paragraph in this section, you indicate that you believe QTinno is exempt from requiring 510(k) pre-market FDA clearance. Please expand your disclosure to clarify how this differs from FDA acceptance, which you disclose is necessary for the commercialization of QTinno.

Response

The Company has expanded its disclosure to explain how the exemption of 510(k) pre-market FDA clearance differs from FDA acceptance.

37.	Please clarify how the FDA determines whether to accept QTinno. Disclose the duration of the process.

Response

The Company has expanded its disclosure under the Product Development Plan to discuss the expected FDA regulatory process for QTinno™, including timing.

Government Regulation of QTinno for drug safety applications. page 27

38.	Please disclose whether QTinno is compliant with the regulations you cite.

Response

The Company has disclosed that QTinno™ is not compliant with the cited regulations, but anticipates that it will be by the time it meets with the FDA.

Management’s Discussion and Analysis, page 28

39.
In accordance with Instruction 1 to Section 303(a) in Regulation S-K, disclosures in this section should enhance a reader’s understanding of your financial condition. Therefore, please revise the last sentence on page 28 to remove any implications that your disclosure is not meaningful.

Securities and Exchange Commission
May 20, 2008

Response

The Company has removed the statement indicating that the disclosure was not meaningful to correspond with Instruction 1 to Section 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 30

40.
We note your revision to this section in response to our comment 17. However, please reconcile the first sentence of the last paragraph on page 30 with the first sentence in the third paragraph in this section, where you indicate that you have sufficient funds to continue operations into 2009.

Response

The Company has reconciled these statements by clarifying its discussion in the “Financial Condition and Results of Operation” section and deleting the redundant discussion in the “Liquidity and Capital Resources” section.

Management and Certain Security Holders, page 31

41.
With a view toward clarification of the disclosure provided in response to prior comment 31, please reconcile your disclosure regarding individuals who were the registrant’s directors and officers since before the December 2007 reverse merger with the disclosure in the registrant’s Commission filings before the reverse merger.

Response

The Company has revised its disclosure accordingly and has indicated that none of its current officers or directors was an officer or director with Marine Park Holdings, Inc. prior to the December 2007 reverse merger.

42.
Regarding your responses to prior comments 37 and 78 and the last sentence of your response to prior comment 33, please note that the reverse acquisition does not permit you to omit required disclosure regarding the registrant, its prior management, prior related party transactions, securities transactions, or otherwise. Please add required disclosure as appropriate.

Response

The Company has revised the sections, “Certain Relationships and Related Transactions” and “Recent Sales of Unregistered Securities” in accordance with Regulation S-K Item 404 and 701 respectively.

Securities and Exchange Commission
May 20, 2008

Executive Compensation, page32

43.
If subsequent employment agreements with your executive officers, including the new agreement with your CFO mentioned in your Form 8-K Filed March 21, 2008, reflect materially different compensation from your reported historic compensation, please disclose the terms of those agreements. Also, in your Management’s Discussion and Analysis of Financial Condition and Results of Operations, describe material effects on your historic costs resulting from such agreements.

Response

The Company has disclosed material terms of the employment agreement with its new CFO and added material terms of the employment agreements for the two named executive officers.  In addition, the Company has included the effect of the hiring of new senior level employees in its Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Summary Compensation Table, page32

44.	Footnotes 2 and 3 appear to indicate that the table does not include 2007 salary before April 1, 2007. With a view toward clarified disclosure, please tell us why such exclusion is appropriate.

Response

The Company had minimal cash resources before April 1, 2007 and all compensation other than expenses was based largely on founders stock and stock options. There was no payroll expense payable in cash.  In addition, the Company revised the footnotes to clarify that no salary was paid to the two named executives before April 1, 2007.

45.	Please identify the selling stockholder mentioned in footnote 5.

Response

The Company has revised footnote 5 to disclose the selling shareholder.

Potential Payments Upon Termination, page 34

46.
We note your reference that the termination payment is reduced by “cash compensation he receives under the employment agreement.” Please clarify what cash compensation the employment agreement provides in the event of termination.

Response

The Company has revised the disclosure of the section, “Employment Agreements” to provide clarification as to payment received by each respective executive in the event of termination.

Securities and Exchange Commission
May 20, 2008

Security Ownership, page 35

47.	Please include a row in this table for each individual in your summary compensation table.

Response

The Company has revised the Security Ownership Table to incorporate all individuals in the Summary Compensation Table.

48.	Please identify the individuals who beneficially own you shares held in the name of E4, LLC.

Response

The Company has added a footnote to indicate that Joseph Esposito holds beneficial ownership over the shares held in the name of E4, LLC.

Certain Relationships and Related Transactions, page 36

49.
We note your response to the last two bullet points of prior comment 38; however, disclosure required by Regulation S-K Item 404 should be included in this section without requiring investors to piece together information from multiple sections of your document to understand the full scope of your related party transactions. Therefore, we reissue the comments in those bullet points.

Response

The Company has revised the section, Certain Relationships and Related Transactions to include transactions that are covered under Regulation S-K Item 404 and to address the bullet points of prior comment 38.  With respect to Milic Petkovic and Bosko Bojovic, both acquired their shares in a transaction less than $120,000, which took place prior to 2005, and therefore is not described in this section.  In the case of Nenad Macvanin, he acquired stock privately on the open market and this transaction is therefore not disclosed in the section.  With respect to Robert Blair, he acquired his shares through four separate transactions, in 2004, 2005, 2006 and 2007, in nominal amounts.

50.
Your response to prior comment 41 appears to describe a transaction that is unrelated to the consulting agreement to issue 30% of your equity upon completion of financing arrangements that was the subject of the comment. Please clarify.

Securities and Exchange Commission
May 20, 2008

Response

There was a commitment by the Company to issue 30% of its equity upon completion of financing arrangements in the form of a restricted stock purchase agreement, dated June 4, 2007, by and between NewCardio Technologies and Kenneth Londoner, and amended on September 15, 2007.  This agreement was subsequently amended in the form of an employment agreement.  In the amendment to the restricted stock purchase agreement, shares were released from the repurchase right and Mr. Londoner subsequently sold over half of those shares in private transactions, with the result that he no longer owns or has rights of ownership to 30% of NewCardio Technologies’ equity.  Only 192,000 shares remain subject to the repurchase right.  Consequently, the Company does not believe a risk factor is needed.

51.
Please disclose how the NewCardio warrants outstanding before the December 2007 share exchange were affected by the share exchange. Also disclose in this section the number of shares of the registrant that each NewCardio shareholder received for each NewCardio share outstanding at the time of the December 2007 share exchange.

Response

This section only refers to the 5,000 warrants issued to related parties.  These and all the warrants outstanding before the share exchange were assumed on a one-to-one basis as to number and exercise price.

52.	Please tell us why this section does not describe the transaction in Note 3 on page F-12.

Response

The Company has revised this section to describe the consulting fees paid to Samuel George and Kenneth Londoner.  Further, footnote 3, accounts payable and accrued liabilities and footnote 4 have been revised to group together the related party transactions in footnote 4.

Director Independence, page 36

53.	We reissue prior comment 36 in part. Please provide the disclosure required by Regulation S-K Item 407(a) as it applies to committees.

Response

The Company has revised the section, Director Independence to disclose additional information, as required by Regulation S-K Item 407(a) with regard to committees.

Securities and Exchange Commission
May 20, 2008

Incorporation by Reference, page 37

54.	Please provide us your analysis of your eligibility to incorporate disclosure by reference into a registration statement on Form S- 1.

Response

In response to the Staff’s comments, the section, Incorporation by Reference, has been removed because the Company has not filed all other reports pursuant to Section 13(a) or 15(d) of the Exchange Act, as the Company is not registered under the Exchange Act.

Where You Can Find, page 37

55.
Your second paragraph indicates that you will be subject to the periodic reporting obligations only after this registration statement is filed. Please tell us the basis for this statement, and, if the statement is true, tell us how you were eligible to use Form S-1 last month.

Response

The Company has revised its section, “Where You Can Find Additional Information” so that it accurately reflects its periodic reporting obligations.

Recent Sales of Unregistered Securities, page 39

56.	Please clarify how you addressed the first sentence of prior comment 77. It is unclear what facts lead you to conclude that the cited exemption from registration was available.

Response

The Company has revised Item 15 accordingly in that it has added additional disclosures upon reliance on Section 4(2).

Financial Statements

Consolidated Balance Sheets, page F-2

57.
We see you have a $4.8 million liability for warrants in your December 31, 2007 balance sheet. Please tell us and revise the filing to disclose why the liability is classified as long-term rather than short-term.

Response

The warrants issued in connection with the December 27, 2007 issuance of the Series A convertible preferred stock, contain certain features whereby under a specific circumstances (such as a change in control of the Company), the holders of the warrants can put the warrants back to the Company and demand cash. Absent the occurrence of the event, should the holders of the warrants exercise their rights to the underlying shares, the Company would meet the obligation by issuing shares of its common stock, not the transfer of assets.

Management believes the likelihood of an occurrence of an event requiring the transfer of cash to the warrant holders is remote, and accordingly has accounted and reported the liability as long term.

The Company believes its policy for classifying the liability as non-current is reasonable and in accordance with generally accepted accounting principles.

Securities and Exchange Commission
May 20, 2008

The Company has revised Footnote 7 – Warrant Liability, as follows:

NOTE 7- WARRANT LIABILITY

As described in Note 6 above, the Company issued warrants in conjunction with the sale of Series A Preferred stock.  These warrants contain a “fundamental transaction” clause that if while the warrant(s) are outstanding, the Company effects any merger or consolidation of the Company with or into another Person, or other similar transactions as defined in the agreement, the warrants holders can demand net cash settlement if certain conditions occur and in accordance with SFAS 150, the Company estimated the fair value of the warrant at date of issuance  to be $4,802,973 and  accounted for the fair value of the warrant as a liability.  Subsequent to the initial issuance date, the Company will be required to adjust to fair value the warrant as an adjustment to current period operations.

As of the date of the financial statements, the Company believes an event that would create an obligation to settle the stock purchase warrants in cash or other current assets are remote and has classified the obligation  as a long term liability.

Note 1 — Significant Accounting Policies, page F-8

Basis and Business Presentation, page F-8

58.
Refer to our prior comment 74. We see you indicate “As a result of the Share Exchange, there was a change in control of NewCardio. In accordance with SFAS No. 141, NewCardio was the acquiring entity. While the transaction is accounted for using the purchase method of accounting, in substance the Agreement is a recapitalization of NewCardio’s capital structure.” Please note that SFAS 141 does not address the accounting for recapitalizations (refer to paragraph B24 thereof) and the staff believes the merger of a private operating company into a non-operating public shell corporation with nominal net assets is a capital transaction in substance, rather than a business combination. Accordingly, please tell us why you believe your disclosures that the transaction was a business combination under SFAS 141 are appropriate.

Response

The Company has revised the footnote disclosure to read as follows:

Merger and Corporate Restructure

On December 27, 2007, the Company (formerly named Marine Park Holdings, Inc. (“Marine Park”))consummated a reverse merger by entering into a share exchange agreement with the stockholders of NewCardio Technologies (the “Share Exchange”), pursuant to which the stockholders of NewCardio Technologies exchanged all of the issued and outstanding capital stock of NewCardio Technologies for 18,682,537 shares of common stock of Marine Park, representing 92% of Marine Park’s outstanding capital stock, after the return to treasury and retirement of 9,445,015 shares of common stock of Marine Park held by certain stockholders of Marine Park made concurrently with the Share Exchange.

As a result of the Share Exchange, there was a change in control of NewCardio. In accordance with SFAS No. 141, the Company was the acquiring entity. In substance the Agreement is a recapitalization of the Company’s capital structure rather than a business combination.

For accounting purposes, the Company accounted for the transaction as a reverse acquisition with New Cardio as the surviving entity. The total purchase price and carrying value of net assets acquired was $-0-. New Cardio did not recognize goodwill or any intangible assets in connection with the transaction. Prior to the Share Exchange, the Company was an inactive corporation with no significant assets and liabilities.

The accompanying financial statements present the historical financial condition, results of operations and cash flows of the Company prior to the Merger.

The total consideration paid was $-0- and the significant components of the transaction are as follows:

Assets:	$-0-
Liabilities:
Net liabilities assumed	$-0-
Total consideration:	$-0-

Securities and Exchange Commission
May 20, 2008

Cash and Cash Equivalents, page F-9

59.
We note you indicate that “All marketable debt and equity securities that are included in cash, cash equivalents...“ It is not clear to us if you are including marketable equity securities in cash and cash equivalents. Refer to SFAS 115 and explain to us the nature of the securities included in your cash and cash equivalents and why your inclusion of any marketable equity securities in cash and cash equivalents is in accordance with U.S. GAAP. Please cite any applicable U.S. GAAP that supports your disclosures in your explanation.

Response

The Company has revised the footnote disclosure to read as follows:

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Debt and Equity Securities

The Company follows the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. These security classifications may be modified after acquisition only under certain specified conditions. Securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

Short-term investments consist of a bank certificate of deposit that matures within the next 12 months.

Held-to-maturity securities are measured at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of capital until realized.

Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Securities and Exchange Commission
May 20, 2008

Note 5 — Subordinated Convertible Notes Payable, page F-l3

60.	Refer to our prior comment 70. Please revise the share totals in the table in Note 5 to be arithmetically correct.

Response

The Company has revised the table to eliminate a sub-total in the footnote to read as follows:

A summary of common shares issued at December 27, 2007 in exchange for previously issued convertible debt instruments is as follows:

	Principal	Accrued Interest	Number of Shares Issued	Conversion price per share
6% Subordinated convertible notes dated August 2006	$20,000	$1,677	22,815	$0.95
6% Subordinated convertible notes dated February 2007	2,500	130	2,768	$0.95
5% Subordinated convertible notes dated July 2007	25,000	2,500	38,596	$0.7125
5% Subordinated convertible notes dated September 2007	123,957	12,396	191,371	$0.7125
5% Subordinated convertible notes dated November 2007	8,000	8,800	12,350	$0.7125
Total common stock issued in settlement of convertible notes payable and accrued interest			267,900

Note 6 — Redeemable Securities, page F- 15

Series A — 10% Convertible Preferred Stock. page F-17

61.	We note that you sold 8,200 shares of Series A — 10% convertible preferred stock for $8.2 million in December 2007. Please address the following:

•
Explain to us and revise the filing to more clearly disclose how you accounted for and valued the Series A — 10% convertible stock and how you will account for the 10% dividend. Please cite the applicable U.S. GAAP that supports your conclusions.

•
Your disclosure about the accounting for the warrants herein and in Note 7 is not clear to us. Explain to us and revise the filing to disclose more about how you accounted for and presented the warrants connected to the Series A — 10% Convertible Preferred Stock in your financial statements. Provide us with additional information about your consideration of the guidance at EITF’s 98-5 and 00-27. Please explain why you believe recording the warrants value as a charge (expense) against earnings (rather than a preferred stock dividend) complies with the referenced EITF’s or other U.S. GAAP. Finally, please also provide us with the journal entries made for the preferred stock and warrant issuances.

•
We note on page 12 that you and the selling stockholders have a registration rights agreement for the common stock underlying the Series A — 10% Convertible Preferred Stock. Please tell us and revise the filing to disclose how you account for actual or potential obligations resulting from the registration rights.

•	Please also refer to SFAS 129 and SAB Topic 3 (C) when preparing your response and revisions.

Securities and Exchange Commission
May 20, 2008

Response

The Company has revised Note 6, Redeemable Securities, (in part) and Note 7, Warrant Liability, to read as follows:

Series A – 10% Convertible Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $ 0.001 per share.  The Company's preferred stock may be divided into such series as may be established by the Board of Directors. The Board of Directors may fix and determine the relative rights and preferences of the shares of any series established.

In December, 2007, the Board of Directors authorized the issuance of up to 12,000 shares of Series A 10% convertible non-voting preferred stock (“Series A”) having a stated value of $1,000 per share. The Series A shares are convertible at any time, at the option of the holder, into the Company’s common stock at an initial conversion rate determined by dividing the stated value of $1,000 by the initial conversion price of $0.95 per share. The conversion price is subject to certain anti-dilution provisions in the event the Company issues shares of its common stock or common stock equivalents below the stated conversion price or pays a stock dividend or otherwise makes a distribution payable in shares of common stock, with the exception of any shares issued upon conversion or payment of dividend on this issuance, or other similar events such as stock splits or common stock reclassifications. Changes to the conversion price, if any, will be charged to operations and included in unrealized gain (loss) relating to adjustment of derivative and to fair value of underlying securities.

The holders are entitled to receive a cumulative 10% dividend based on the stated value of $1,000 per share, payable on the calendar quarter in cash or in shares of its common stock with certain discounts, at the Company’s option.

Upon any liquidation, dissolution or winding-up of the Company, the Series A shareholders shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to 120% of the stated value, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages owing thereon, for each Series A share before any distribution or payment shall be made to the holders of any other securities, and if the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Series A shareholders shall be ratably distributed among the Series A shareholders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The liquidation value as of December 31, 2007 was $9,840,000 plus accrued dividends of $9,111.

In December 2007, the Company issued 8,200 Series A shares at $1,000 per share to accredited investors in a private placement. The Company received $8,200,000 less placement fees and related costs of $ 857,500, or $ 7,342,500.

Under the terms of the Series A Stock Certificate of Designation, the Company may be required to redeem the Series A shares for cash in an amount equal to the Series A stated value, plus accrued and unpaid dividends , upon the occurrence of  certain events , including the change in control of the Company.

Securities and Exchange Commission
May 20, 2008

As a result of this obligation, the Company has classified the Series A shares as debt and shall account and report the dividend payments as interest expensed. Since the holders of the Series A 10% Convertible Preferred Stock may elect to convert at to common stock at any time, the Company classified the liability as a current liability.

Registration Rights Agreement

In connection with this transaction, the Company entered into a registration rights agreement, which, as amended, requires the Company to make the requisite SEC filings to achieve and subsequently maintain the effectiveness of a registration statement covering the common stock issuable upon exercise of the Series A Preferred shares generally on or before August 31, 2008. Failure to file a required registration statement or to achieve or subsequently maintain the effectiveness of a required registration statement through the required time will subject the Company to liquidated damages in the form of cash to the holders of the Series A 10% Convertible Preferred stock defined as a maximum of 20% of the aggregate Subscription Amount paid by such Holder, subject to Rule 415 limitations.  As of December 31, 2007 the maximum liquidating penalties could be $1,640,000. On February 11, 2008, the Company filed a registration statement on Form S-1 to register for resale the common stock underlying the Series A Preferred Shares. The registration statement has not been declared effective.

The Company has not recorded a liability in connection with the registration rights agreement because, in accordance with SFAS No. 5, Accounting for Contingencies, management has concluded that it is not probable that the Company will make any payments under the liquidated damages provisions of the registration rights agreement.

The Company, after the effective date of the registration, and with certain market conditions, can force redemption of the Series A 10% Convertible Preferred Stock.

As additional consideration for the purchase of the Series A shares, the Company granted to the holders of the Series A shares warrants entitling it to purchase 5,178,947 common shares of the Company’s common stock at the price of $1.14 per share expiring five years from issuance, and exercisable after one year on a net cashless basis. 5,157,895 J Warrants were also issued at $1.235 per share expiring one year from issuance. In addition, J-A Warrants totaling 3,094,737 are issuable at $1.425 share, contingent on the exercise of the J Warrants. For accounting purposes they have the one-year life as they are linked to the J Warrants.  If the J Warrants are exercised, these warrants become 5-year warrants with a net cashless provision. The warrants are subject to the registration rights agreement described above.  The Company estimated the fair value at date of issue of the stock purchase warrants  issued in connection with the private placement to be $4,802,973 using the Black-Scholes formula assuming no dividends, a risk-free interest rate of  3.37% to 3.64%, expected volatility of  121.06%, and expected warrant life of  one to five years. Since the Company  may be obligated  to settle the warrants in cash, the Company has recorded the fair value of the warrants as a derivative liability. The net value of the warrants at the date of issuance was recorded as a warrant liability on the balance sheet in the amount of $ 4,802,973 and charged to operations as interest expense. Any change in fair value was recorded as non-operating, non-cash income or expense at each reporting date.

Securities and Exchange Commission
May 20, 2008

NOTE 7- WARRANT LIABILITY

As described in Note 6 above, the Company issued warrants in conjunction with the sale of Series A Preferred stock.  These warrants contain a “fundamental transaction” clause that if while the warrant(s) are outstanding, the Company effects any merger or consolidation of the Company with or into another Person, or other similar transactions as defined in the agreement, the warrants holders can demand net cash settlement if certain conditions occur and in accordance with SFAS 150, the Company estimated the fair value of the warrant at date of issuance  to be $4,802,973 and  accounted for the fair value of the warrant as  a liability.  Subsequent to the initial issuance date, the Company will be required to adjust to fair value the warrant as an adjustment to current period operations.

As of the date of the financial statements, the Company believes an event that would create an obligation to settle the stock purchase warrants in cash or other current assets are remote and has classified the obligation as a long term liability.

Note 9 - Stock Options and Warrants, page F-19

62.
Refer to paragraph A240.g of SFAS 123(R) and revise the filing to include the total compensation cost for share-based payment for each year for which an income statement is presented. Also in this regard, explain to us how you present the compensation cost for share-based payments in your income statement. Refer to SAB Topic 14 (F).

Response

The Company has revised Note 9 – Stock Options and Warrants to include the December 31, 2006 disclosures for both Employee and Non-Employee Stock Options:

Non-Employee Stock Options

The following table summarizes the changes in options outstanding and the related prices for the shares of the Company's common stock issued to non employees of the December 31, 2007:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number	Contractual Life	Exercise	Number	Exercise
Prices	Outstanding	(Years)	Price	Exercisable	Price
$0.001	10,000	6.74	$0.001	10,000	$0.001
0.01	571,959	8.26	0.01	300,188	0.01
0.22	215,000	9.86	0.22	107,708	0.22

Securities and Exchange Commission
May 20, 2008

Transactions involving stock options issued to non employees are summarized as follows:

	Number of Shares	Weighted Average Price Per Share
Outstanding at December 31, 2005:	913,106	$0.006
Granted	439,500	0.01
Exercised	-	-
Canceled or expired	-	-
Outstanding at December 31, 2006:	1,352,606	0.007
Granted	480,000	0.16
Exercised	(821,500)	(0.05)
Canceled or expired	(214,147)	(0.06)
Outstanding at December 31, 2007:	796,959	$0.07

During the year December 31, 2007, the Company granted 50,000 non employee stock options in connection with the issuance of convertible debentures with an exercise price of $0.02 per share expiring on November 30, 2007.  The fair value (determined based on the underlying security) of $4,055 is reflected as a debt discount and amortized over the term of the underlying debenture (See Note 5 above).

During the year December 31, 2007, the Company granted an aggregate of 430,000 non employee stock options in connection services rendered with exercise prices of i) 155,000 at $0.01 per share ii) 50,000 at $0.02 per share and iii) 275,000 at $0.22 per share.  The fair values of the vested options were determined using the Black Scholes option pricing model with the following assumptions:

Dividend yield:	-0-%
Volatility	116.36% to 140.79%
Risk free rate:	4.04% to 5.03%

The fair value of all non-employee options vesting in the year ended December 31, 2007 of $31,397 was charged to current period operations.

During the year December 31, 2006, the Company granted an aggregate of 439,500 non employee stock options in connection services rendered with exercise prices of $0.01 per share.  The fair values of the vested options were determined using the Black Scholes option pricing model with the following assumptions:

Dividend yield:                      -0-%
Volatility                                145.49%
Risk free rate:                        4.69%

The fair value of all non-employee options vesting in the year ended December 31, 2006 of $49,948 was charged to current period operations.

Securities and Exchange Commission
May 20, 2008

Employee Stock Options

The following table summarizes the changes in options outstanding and the related prices for the shares of the Company's common stock issued to employees of the Company under a non-qualified employee stock option plan at December 31, 2007:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number	Contractual Life	Exercise	Number	Exercise
Prices	Outstanding	(Years)	Price	Exercisable	Price
$0.001	100,000	6.73	$0.001	81,250	$0.001
0.01	270,000	8.53	0.01	37,709	0.01
0.02	880,000	9.19	0.02	880,000	0.02
0.22	1,750,000	9.90	0.22	97,223	0.22

Transactions involving stock options issued to employees are summarized as follows:

	Number of Shares	Weighted Average Price Per Share
Outstanding at December 31, 2005:	100,000	$0.001
Granted	350,000	0.01
Exercised	-	-
Canceled or expired	-	-
Outstanding at December 31, 2006:	450,000	0.004
Granted	2,630,000	0.22
Exercised	(80,000)	0.01
Canceled or expired	-	-
Outstanding at December 31, 2007:	3,000,000	$0.14

During the year ended December 31, 2007, the Company granted 2,630,000 stock options with an exercise price of $0.02 to $0.22 per share expiring ten years from issuance.  The fair value was determined using the Black Scholes option pricing model with the following assumptions:

Dividend yield:	-0-%
Volatility	116.36% to 125.34%
Risk free rate:	3.94% to 4.59%

The fair value of all employee options vesting in the year ended December 31, 2007 of $170,027 was charged to current period operations.

Securities and Exchange Commission
May 20, 2008

During the year ended December 31, 2006, the Company granted 350,000 employee stock options with an exercise price of $0.01 per share expiring ten years from issuance.  The fair value was determined using the Black Scholes option pricing model with the following assumptions:

Dividend yield:                      -0-%
Volatility                                145.49%
Risk free rate:                        4.69%

The fair value of all employee options vesting in the year ended December 31, 2006 of $26,870 was charged to current period operations.

63.
Also in this regard, we note your discussion about “the Plan” on page 36 under the heading of Stock Grants and Stock Options. Explain to us what you mean by “the Plan” and clearly indicate what the Plan is in your disclosure.

Response

The Company has revised the section, “Stock Grants and Stock Options” to provide adequate disclosure such that the “Plan” refers to the 2004 Equity Incentive Plan.

Exhibits

64.	Please file the lease for the Santa Clara facility disclosed on page 27.

Response

The Company has attached a copy of the lease for the Santa Clara facility to its Quarterly Report for the quarter ended March 31, 2008 on Form 10-Q, as filed on May 15, 2008.

65.
We note your response to prior comment 79; however, an exhibit and all of its attachments should be filed together as one exhibit. Therefore, we reissue the comment. In addition, please tell us why exhibit 10.12, which is incorporated by reference to your Form 10-K/A filed on April 4, 2008, does not include any terms in “EXHIBIT A” on page 9.

Response

The Company has re-filed the Securities Purchase Agreement to include all exhibits, as Exhibit 10.1, which is attached in the Registration Statement on Form S-1/A (No. 2).  In addition, there are no terms under “EXHIBIT A” to the exhibit 10.12, which is incorporated by reference to the Company’s Form 10-K/A, as filed with the SEC on April 4, 2008, and has been re-filed for clarification.

Securities and Exchange Commission
May 20, 2008

66.	We reissue prior comment 80. You continue to require investors to refer to multiple documents to find your complete charter. For example, we note exhibit 3.5.

Response

The Company has removed multiple references to the Charter so that there is one complete copy of the articles of incorporation, as required by Item 601(b)(3).

67.	Please expand your response to prior comment 82 to tell us when all funds in escrow were released to you unconditionally.

Response

The monies, i.e., the $7,036,000 has been deposited in Bank of America on December 31, 2007.  Due to ministerial issues, the wiring of the funds took place on Friday, December 28, 2007.  The Company received confirmed receipt of these funds on December 31, 2007.

68.	The letter you mention in response to prior comment 83 does not refer to the disclosure in this filing; therefore, we reissue the comment.

Response

The Company has revised the letter from Li & Company to provide adequate disclosure to this filing and to the prior registration statement on Form S-1/A (No.1).

69.	We will continue to evaluate your response to prior comment 85 when you complete the action you mention in the response.

Response

The Company has drafted an amended and restated bylaws to the Company and have filed it with the Company’s quarterly report on Form 10-Q on May 15, 2008.

Signatures

70.	Please indicate clearly below the second paragraph of text required on the Signatures page who has signed your registration statement in the capacity of controller or principal accounting officer.

Response

The Company has revised the signature page to clearly reflect the capacity of the principal executive officer and the principal financial and accounting officer.

Securities and Exchange Commission
May 20, 2008

Amendment No. I to Form 10-K for year ended December 31, 2007, filed April 4, 2008

71.	Please consider the impact of our comments on your Form 10-K for the year ended December 31, 2007 as well as other current and future filings made under the Securities Exchange Act.

Response

Based upon conversations between the Company and Russell Mancuso on May 12, 2008, the Company will file an amended 10-K upon resolution of the comments contained herein which relate to the 10-K disclosure.

Item 9A. Controls and Procedures, page 27

72.
We see in the “Evaluation of Disclosure Controls and Procedures” section of this filing on page 27 you concluded that your disclosure controls and procedures are adequate. Please revise future filings to clearly indicate the conclusions of your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures as of the end of the period.

Response

The Company will revise all future filings to clearly indicate the conclusions of the principal executive and principal financial officers on the effectiveness of disclosure controls and procedures as of the end of the period.

73.
We note in your explanatory note on page 2 you indicate that you included a currently dated report of your independent registered public accounting firm. Your disclosure about inclusion of a currently dated report of your independent registered public accounting firm in the amended filing does not indicate the facts and the circumstances behind the reason for the newly issued audit report. Please revise your explanatory note to briefly discuss the reason the more current audit report was included in the filing or explain to us why such revision is not necessary.

Response

The explanatory note specifically describes in sub-sections (iii) through (vi), changes which were made to the financial statements included in the 10-K/A.  The auditor’s report was currently dated as a result of those changes.  The explanatory note will be revised to reflect the foregoing.

*   *   *   *   *

Securities and Exchange Commission
May 20, 2008

We hope the above has been responsive to the Commission’s comments and assists the Commission in evaluating the Amended Form S-1/A (No. 2).  If you have any questions or require any additional information or documents, please telephone the undersigned at (212) 930-9700.

Sincerely, /s/ Thomas Rose Thomas Rose

cc:           Paula W. Barnett, Esq.
Branislav Vajdic
Richard Brounstein